UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Update Regarding Timeline of CureVac N.V. Programs in the Context of the J.P. Morgan Healthcare Conference

CureVac N.V. (the “Company”) published today its timeline for the following programs:

•	Second-Generation Infectious Disease Program in Collaboration with GlaxoSmithKline Biologicals SA (“GSK”). In prophylactic vaccines, the Company is advancing its second-generation mRNA vaccine candidate, CV2CoV, against coronavirus (SARS-CoV-2) in collaboration with GSK. CV2CoV is the first representative of the Company’s anticipated broad second-generation COVID-19 vaccine program. The vaccine candidate, presently at preclinical development stage, is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles. The Company expects to start a Phase 1 clinical trial assessing CV2CoV in the first quarter of 2022. Furthermore, the Company’s candidates addressing relevant COVID-19 variants are currently in preclinical testing. Additionally, the Company expects to start assessing a modified second-generation COVID-19 mRNA vaccine candidate in a Phase 1 trial in the third quarter of 2022. Based on Phase 1 study results, the Company conservatively estimates that a pivotal study for the advanced clinical development of a COVID-19 vaccine candidate may be initiated in the fourth quarter of 2022.

Within the broader second-generation infectious disease program, which the Company is developing in collaboration with GSK, the first non-COVID-19 vaccine candidate is an influenza vaccine. The Company is currently assessing the first mRNA influenza vaccine candidates in a preclinical model and expects to start a Phase 1 trial with a chemically non-modified mRNA candidate in the first quarter of 2022 and a Phase 1 trial with a modified mRNA candidate in the third quarter of 2022.

•	RNA-Based Therapeutics in Oncology. The Company’s lead oncology candidate, CV8102, is a complex of single-stranded non-coding RNA which has been optimized to maximize activation of cellular receptors that normally detect viral pathogens entering the cells (such as toll-like receptor 7, toll-like receptor 8 and retinoic acid inducible gene I), mimicking a viral infection of the tumor. In February 2021, the Company initiated the expansion of its Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose, the selected dose to be advanced in a Phase 2 clinical trial. The expansion part of the Phase 1 trial completed enrollment in October 2021 and involves 40 trial participants, with 10 in the single-agent cohort and 30 in the combination cohort with anti-PD-1. Comprehensive data from the expansion part of the study is expected to be published in the fourth quarter of 2022.

Furthermore, the Company anticipates providing proof-of concept data for selected antigens in cancer vaccines with a focus on T cell mediated responses in the future. Selection of suitable clinical candidate(s) for a first clinical study is expected to occur in the first half of 2022.

•	Molecular Therapy. In molecular therapies, the Company published preclinical mouse data in liver fibrosis in the Journal of Hepatology in August 2021, which provides the first preclinical data demonstrating the therapeutic applicability of mRNA-encoded HNF4A in the treatment of liver fibrosis and cirrhosis.

The Company further expects to publish data from its collaboration with the Schepens Eye Research Institute of Mass. Eye and Ear in the first half of 2022.

The information included in this Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: January 7, 2022